RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775)996-0287

servicesreliant@gmail.com

March 17, 2016

Ms. Jennifer Lopez

United States Securities and Exchange Commission

Washington D.C.20549-4631

Re:	Reliant Service Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed March 24, 2016 File No. 333-208934

Dear Ms. Lopez,

We have received your letter of April 8, 2016. We have amended the registration statement as needed per the comments and provide this cover letter to respond comment by comment.

Prospectus Summary

Our Company, page 5

1.

Please augment your disclosure here and in your Management's Discussions and Analysis of Financial Condition and Results of Operations to briefly describe the allocation of your proceeds to your US operations and your Czech operations. Please indicate whether you plan to focus on your expansion in the US market, or if you plan to also expand your Czech operations.

We have disclosed throughout that all of the proceeds from this offering will be used to develop our US operations. Our initial focus is expansion into the US market. The Czech operations will only be expanded once we have sufficient funds from our US operations, which Management estimates to be in 3-5 years.

Summary Financial Information, page 7

2.

We reviewed the revisions made in response to comment 4. Certain amounts in the tables still do not agree to the financial statements. We also noted similar inconsistencies with amounts on pages 9, 20, and 26. Please revise amounts throughout the filing to match the financial statements.

Our EDGAR service provided did not include the latest version of the financial statements, we apologize for the oversight.

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775)996-0287

servicesreliant@gmail.com

Dilution, page 15

3.

We reviewed the revisions made in response to comment 8. In the fourth full paragraph you disclose net tangible book value of $7,624 as of January 31, 2016. We are unable to reconcile this amount to the balance sheet on page F-14. Pleased show us how the amount reconciles to the balance sheet on page 14 or revise the amount disclosed and show us how the revised amount reconciles to the balance sheet.

The latest version of the financial statements were not included in the EDGAR filing. The dilution was calculated using the Total Assets of $11,819 less current liabilities of $4,195 = $7,624.

Description of Business, page 20

4.

Please disclose that you purchase your file cabinets from China. Please disclose whether the file cabinets are shipped directly to your customers or to you, and who is responsible for applicable shipping costs. Please also disclose the process you must follow in order to import goods into the Czech Republic, if applicable.

We have disclosed that we order our file cabinets products from Chinese manufacturer. The customer pays for the product and we in turn pay the supplier. The order is picked up from the supplier's location in the United States and delivered to the client's office, or is picked up at the supplier by our client. Sometimes we cover the delivery cost, other times our client covers it. We do not import goods to Czech Republic yet and we do not believe we will be able to expand operations in the Czech Republic for 3-5 years.

5.	We note your statement that Mr. Augustin "will start drawing a small salary ($1,000 per month)." However your disclosure on page 10 states Mr. Augustin "will receive a one-time salary of $5,000 for the first 12 months of operation." Please revise.

We have corrected the $1,000 a month statement. Mr. Augustine will start drawing a small salary ($5,000 for the first year) and work 40+ hours per week. He may choose to waive this payment if he feels the funds would be better spent on company development.

Plan of Operation, page 25

6.	Please update your disclosure to include your cash balance as of January 31, 2016.

The disclosure has been added.

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775)996-0287

servicesreliant@gmail.com

Financial Statements

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

7.

We reviewed the revisions made in response to comment 18. Please have your auditor explain to us their consideration of your ability to continue as a going concern. Please have your auditor tell us their consideration of including an explanatory paragraph stating there is substantial doubt about your ability to continue as a going concern. Refer to PCAOB Auditing Standards 2415 and 3101.11.

The auditor has provided a new Audit Report which addresses your comment.

Statement of Operations, page F-4

8.

Your response to comment 19 states that a provision for income tax is included in the statement of operations; however, the statement of operations still does not appear to reflect any income tax expense. Please tell us why no income tax expense was recognized referencing authoritative literature that supports your accounting treatment.

A provision for income tax is included on the statement of operations.

Notes to Financial Statements, page F-7

9.

We reviewed the revisions made in response to comment 22. As previously requested, please disclose long-lived assets in your country of domicile and located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, those assets shall be disclosed separately. Refer to ASC 280-10-50-41.

The property discussed in Note 5 on page F-7 is located in the Czech Republic as disclosed on page F-5 under the heading Property.

Schedule of Operating Expenses, page F-11

10.

Your response to comment 23 does not provide the explanation requested. Please tell us your consideration of removing the schedules of operating expenses and separately disclosing depreciation expense and advertising expense in the notes to the financial statements pursuant to ASC 360-10-50-1a and ASC 720-35-50-1b.

We acknowledge the comment of removing the schedules of operating expenses and separately disclosing depreciation expense and advertising expense in the notes to the financial statements pursuant to ASC 360-10-50-1a and ASC 70-35-50-1b.

We have evaluated the financial statements and has revised the notes to financial statements pursuant to ASC 360-10-50-1a and ASC 70-35-50-1b to include notes regarding depreciation expense and advertising expense. Because of this revision, we have removed the schedule of operating expenses

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775)996-0287

servicesreliant@gmail.com

Independent Accountant's Compilation Report, page F-13

11.	Compilation reports are no appropriate in public company filings because the association of the accountant provides no basis for reliance. Please remove the compilation report.

The compilation report has been removed.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stanislov Augustin

Stanislov Augustin

President & Director

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